Exhibit 99.1

CANGO INC.

Notice of Extraordinary General Meeting of Shareholders

To be held on May 16, 2025 at 2p.m. (Beijing time)

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Cango Inc. (the “Company”) will be held at 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China, at 2p.m. (Beijing time) on May 16, 2025.

The EGM and any or all adjournments thereof will be held to consider and vote on the following proposals:

Proposal No. 1: Approval of the PRC Business Disposal

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the Share Purchase Agreement, dated as of April 3, 2025 (the “SPA”), by and between the Company and Ursalpha Digital Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”), pursuant to which the Company is selling its PRC business to the Purchaser in accordance with the terms and conditions set forth therein, and the consummation of the transactions contemplated thereunder (collectively, the “Transactions”), which in each case may be subject to such amendments and/or additions thereto as a special committee of the Board, composed solely of independent and disinterested directors of the Company (the “Special Committee”) deem appropriate in its absolute discretion and opinion (and the signature of any member of the Special Committee on the SPA being due evidence of such approval on behalf of the Company), be approved, authorized, ratified and confirmed in all respects.

Proposal No. 2: Approval of Actions of Special Committee

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT each member of the Special Committee, be authorized to do all things necessary to give effect to the SPA, including but not limited to the execution and delivery of the SPA, and the consummation of the Transactions and to effect any amendments or additions thereto as may be approved by the Special Committee in its absolute discretion.

Proposal No. 3: Approval of Adjournment of the EGM

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for the item.

The Board of Directors has fixed the close of business on April 14, 2025 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and attend the EGM or any adjournment or postponement thereof. Only shareholders of the Company on the Record Date are entitled to receive notice of and to vote at the EGM or any adjournment thereof.

Shareholders may obtain a copy of this Notice and the proxy materials from the Company’s website at https://ir.cangoonline.com/.

Each shareholder who is entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote instead of that shareholder, and a proxyholder need not be a shareholder.

Management is soliciting proxies. Shareholders who are unable to attend the EGM or any adjournment thereof and who wish to ensure that their shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and return it (i) by email at ir@cangoonline.com or (ii) by mail to 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China.

For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time of the EGM or any adjournment in accordance with the Articles of Association of the Company. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

This Notice (including the proxy materials accompanying this Notice) is being sent to shareholders on or about April 21, 2025.

It is important that your shares are represented at the EGM. We urge you to review the attached proxy statement and, whether or not you plan to attend the EGM in person, please complete, sign, date, and return your proxy card to the address provided in the enclosed proxy card.

If you plan to attend the EGM in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the EGM, please follow the instructions contained in the proxy materials that are being sent to you and any other information forwarded to you by your broker, trust, bank, nominee or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the EGM and vote in person.

By Order of the Board of Directors, Cango Inc.

/s/ Chi Ming Lee
Chi Ming Lee
Chairman of Special Committee

Shanghai, PRC

April 11, 2025

CANGO INC.

Extraordinary General Meeting of Shareholders

May 16, 2025

2p.m. (Beijing time)

PROXY STATEMENT

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of Cango Inc., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Extraordinary General Meeting of Shareholders (the “EGM”), which is to be held at 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai 200124, People’s Republic of China, at 2p.m. (Beijing time) on May 16, 2025.

We are sending or making these proxy materials available to shareholders on or about April 21, 2025.

GENERAL INFORMATION

The Company has entered into a Share Purchase Agreement, dated as of April 3, 2025 (the “SPA”), with Ursalpha Digital Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”), pursuant to which the Company is selling all of its existing business in the PRC (the “PRC Business”) to the Purchaser in accordance with the terms and conditions set forth therein, and proposes to consummate the transactions contemplated by the SPA (collectively, the “Transactions”). Set forth below are the: (i) material terms of the SPA, (ii) purposes, reasons and effects of the Transactions, and (iii) fairness of the Transactions as considered by the Board of Directors.

Material Terms of the SPA

The Company owns (i) all of the issued and outstanding shares of Cango Group Limited, a company incorporated under the laws of Hong Kong (the “HK Holdco”), (ii) all of the issued and outstanding shares of Stonebridge Investments Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“Target A”), and (iii) all of the issued and outstanding shares of Stonebridge Investment First Limited, a company incorporated under the laws of the British Virgin Islands (“Target B”, and together with Target A, the “Targets”). As of the date hereof, the HK Holdco and Target A collectively own, control and operate, directly or indirectly through their respective subsidiaries, the Company’s PRC Business. In connection with the Transactions, the Company plans to transfer all of the issued and outstanding shares of the HK Holdco to Target B, such that the HK Holdco will become a wholly-owned subsidiary of Target B.

Pursuant to the SPA, the Company plans to sell to the Purchaser, and the Purchaser plans to purchase from the Company, (i) all of the issued and outstanding shares of Target A as of immediately prior to the closing of the SPA (the “Target A Sale Shares”) and (ii) all of the issued and outstanding shares of Target B as of immediately prior to the closing of the SPA (the “Target B Sale Shares” and together with the Target A Sale Shares, the “Sale Shares”), in each case, free and clear of all liens (other than any liens created under the Transaction Documents (as defined under the SPA), its memorandum and articles of association and restrictions on transfer pursuant to applicable securities laws) (the “PRC Business Disposal”).

As defined in the SPA, “Initial Purchase Price” means (i) approximately US$351.94 million, being 85 per cent. of the estimated net realised value of the HK Holdco, the Targets and their respective subsidiaries as of December 31, 2024 and determined based on the exchange rate stipulated in the SPA, minus (ii) the initial risk holdback amount of approximately US$117.9 million; “Quarterly Released Amounts” means the (i) base credit risk exposure of approximately US$117.9 million minus the Credit Risk Exposure (as defined in the SPA) as of the then-effective reference date, minus (ii) the aggregate of all Quarterly Released Amounts as of the then-effective reference date and minus (iii) the amount by which the Net Loan Buyback Amount (as defined in the SPA and determined as for the period commencing on December 31, and ending on the then-applicable reference date) exceeds the base risk assurance liability amount of approximately US$4.3 million; “Final Released Amount” means (i) the Remaining Risk Holdback Amount (with respect to a given point in time, an amount equal to (A) the initial risk holdback amount of approximately US$117.9 million, minus (B) the aggregate amount of all Quarterly Released Amounts, if any, released to the Company up to and until that point in time), as adjusted for (ii) an amount equal to (A) the sum of the Net Loan Buyback Amount (as defined in the SPA) and the Net Direct Financings Loss Amount (as defined in the SPA), minus (B) the sum of the base risk assurance liability amount of approximately US$4.3 million, and the base finance lease receivables allowance amount of approximately US$627.4 thousand; and “Final Purchase Price” means the Initial Purchase Price, plus the aggregate amount of all Quarterly Released Amounts, plus the Final Released Amount.

Therefore, the total consideration of the Sale Shares is expected to be approximately US$351.94 million in cash comprising an initial payment of approximately US$210.64 million on the closing of the SPA and a retained amount of US$141.3 million. Of such retained amount, US$23.4 million will be released to the Company on providing proof that all applicable PRC transfer taxes have been paid and the remaining US$117.9 million will be released in quarterly instalments based on reductions in the total credit risk exposure attributable to the existing finance leases and risk assurance obligations of the PRC Business, in each case, with reference to the base credit risk exposure of the PRC Business on and as of February 28, 2025 and subject to a final holdback floor of US$7.0 million which will be released shortly after the date on which all existing finance lease and risk assurance obligations have matured or expired. The Purchaser will be entitled to retain such amounts of the holdback floor amount as is equivalent to the amount of any financing or risk assurance defaults in excess of the base credit risk exposure on and as of February 28, 2025 and may under certain circumstances claim additional amounts under a limited indemnity provided to the Purchaser for any undisclosed obligations that were not included in the base credit risk exposure as of February 28, 2025.

Closing of the PRC Business Disposal is subject to various closing conditions including, among others, (i) the approval of the Transactions by an ordinary resolution of the Company’s shareholders at the EGM, and (ii) the completion of an internal restructuring at the Company that separates its PRC Business from its businesses outside China (including the Bitcoin mining business and automotive trading-related business outside China).

If the PRC Business Disposal is approved and closed, the Company will make a filing with the China Securities Regulatory Commission (“CSRC”) for the termination of the Company’s status as a “China Concept Stock” subject to CSRC’s jurisdiction. The Company and the Purchaser have agreed that the Purchaser shall be entitled to reverse the PRC Business Disposal if, within three months after closing of the PRC Business Disposal, (i) any governmental authority informs the Company that the “China Concept Stock” status of the Company will not be terminated notwithstanding the closing of the PRC Business Disposal, or (ii) an agreement for sale by the Company’s co-founders, Mr. Xiaojun Zhang and Mr. Jiayuan Lin (collectively, the “Founders”), of 10,000,000 Class B ordinary shares of a par value of US$0.0001 each of the Company (the “Class B Ordinary Shares”) to Enduring Wealth Capital Limited (“EWCL”) as proposed in a preliminary non-binding letter of intent (the “Letter of Intent”) (the “Proposed Secondary Acquisition”) has not been executed or the closing of the Proposed Secondary Acquisition has not occurred due to any breach of agreement by the Company. If the PRC Business Disposal is to be reversed, the Company will be required to repurchase the PRC Business from the Purchaser at a consideration equal to the purchase price already paid by the Purchaser.

The SPA may be terminated at any time prior to the closing of the SPA, (i) by the mutual written consent of the Company and the Purchaser, (ii) by either the Company or the Purchaser if the closing of the SPA shall not have been consummated by June 30, 2025, provided, however, that a party shall not be entitled to terminate the SPA if such party has breached the SPA and such breach has resulted in the closing of the SPA to not have been consummated as of such time, or (iii) by either the Company or the Purchaser, if any law or order by a government authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Transactions contemplated hereby.

The above highlights selected information regarding the Transactions and may not contain all of the information that may be important to your consideration of the Transactions and other transactions contemplated by the SPA. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. The SPA has been furnished to the Securities and Exchange Commission (“SEC”) as Exhibit 99.3 to our Form 6-K (File No. 001-38590) on April 4, 2025.

Purposes, Reasons and Effects of the Transactions

The purpose of the Transactions is to enable the Company to dispose of all of its business in the PRC so that the Company can devote all of its resources to businesses outside the PRC and terminate its status as a “China Concept Stock” subject to CSRC’s jurisdiction.

The Company announced on March 14, 2025 that it received a Letter of Intent from EWCL, which proposed the acquisition of control of the Company by EWCL and the disposal of the Company’s PRC Business to a buyer introduced by EWCL. Execution of the agreements with the Purchaser is a major step taken by the Company in response to the Letter of Intent, and to focus on the development of its Bitcoin mining business and automotive trading-related business outside China.

Fairness of the Transactions

The Special Committee retained Houlihan Lokey (China) Limited (“Houlihan Lokey”) to act as its financial advisor in connection with the Transactions. The Special Committee selected Houlihan Lokey to act as its financial advisor based on Houlihan Lokey’s qualifications, expertise and reputation and its knowledge of the business and the relevant industry. At the meeting of the Special Committee on April 2, 2025, Houlihan Lokey verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated April 2, 2025), as to the Consideration (as defined below) to be received by the Company in the Transactions pursuant to the SPA is fair to the Company from a financial point of view. For the purpose of Houlihan Lokey’s opinion, the “Consideration” means the Final Purchase Price (as such term is defined in the SPA) in cash set forth in the SPA, net of applicable tax as directed by Company management; and as directed by Company management, the Final Purchase Price means the Initial Purchase Price (as such term is defined in the SPA), plus the aggregate amount of all Quarterly Released Amounts (as such term is defined in the SPA), plus the Final Released Amount (as such term is defined in the SPA), assuming the full release of such Quarterly Released Amounts and Final Released Amount.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Consideration to be received by the Company in the Transactions pursuant to the SPA and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this proxy statement and describes certain of the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to the Special Committee, the Board of Directors, any security holder of the Company or any other person as to how to act or vote with respect to any matter relating to the Transactions.

The Special Committee, after consultation with its financial advisor and legal counsel and due consideration of all relevant factors, unanimously (i) determined that the Transactions as contemplated in the SPA are fair to and in the best interests of the Company and the shareholders of the Company, and it is advisable for the Company to enter into the SPA and the consummation of the Transactions, and (ii) recommended that the Board of Directors authorize and approve the SPA and the consummation of the Transactions.

On April 2, 2025, the Board of Directors, acting upon the unanimous recommendation of the Special Committee, (i) determined that the Transactions as contemplated in the SPA are fair to and in the best interests of the Company and the shareholders of the Company and it is advisable for the Company to enter into the SPA and to consummate the Transactions, (ii) authorized and approved the SPA and the Transactions, and (iii) resolved to recommend the approval and authorization of the SPA and the consummation of the Transactions to the shareholders of the Company and directed that the SPA and the consummation of the Transactions be submitted to the shareholders of the Company for authorization and approval.

The EGM and any or all adjournments thereof is held to consider and vote on the following proposals:

Proposal No. 1: Approval of the PRC Business Disposal

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the Share Purchase Agreement, dated as of April 3, 2025 (the “SPA”), by and between the Company and Ursalpha Digital Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”), pursuant to which the Company is selling its PRC business to the Purchaser in accordance with the terms and conditions set forth therein, and the consummation of the transactions contemplated thereunder (collectively, the “Transactions”), which in each case may be subject to such amendments and/or additions thereto as a special committee of the Board, composed solely of independent and disinterested directors of the Company (the “Special Committee”) deem appropriate in its absolute discretion and opinion (and the signature of any member of the Special Committee on the SPA being due evidence of such approval on behalf of the Company), be approved, authorized, ratified and confirmed in all respects.

Proposal No. 2: Approval of Actions of Special Committee

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT each member of the Special Committee, be authorized to do all things necessary to give effect to the SPA, including but not limited to the execution and delivery of the SPA, and the consummation of the Transactions and to effect any amendments or additions thereto as may be approved by the Special Committee in its absolute discretion.

Proposal No. 3: Approval of Adjournment of the EGM

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

Who is entitled to vote at the EGM?

Only shareholders owned the Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) and Class B Ordinary Shares (together with the Class A Ordinary Shares, the “Ordinary Shares”) at the close of business on April 14, 2025 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment thereof.

At the EGM:

•	every shareholder holding Class A Ordinary Shares present in person (or being a corporation, is present by a duly authorized representative) or by proxy shall have one (1) vote for every fully paid Class A Ordinary Share of which such shareholder is the holder; and

•	every shareholder holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorized representative) or by proxy shall have twenty (20) votes for every fully paid Class B Ordinary Share of which such shareholder is the holder.

Shareholder of Record

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person (or being a corporation, is present by a duly authorized representative) or by proxy at the EGM. Whether or not you plan to attend the EGM, to ensure your vote is counted, we encourage you to vote by filling out and returning the enclosed proxy card.

Beneficial Owner

If on the Record Date your shares were held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the EGM. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote the shares in your account. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for the EGM is the holders of Ordinary Shares present in person, by proxy, or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of the Company’s share capital in issue.

Shareholders entitled to vote at the EGM may do so either in person or by proxy. Those shareholders who are unable to attend the EGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein. A proxy need not be a shareholder of the Company.

In the event that there are not sufficient votes for a quorum, the EGM shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board of Directors may determine in order to permit the further solicitation of proxies.

The proposals/resolutions shall be put to the vote of the EGM and decided on a poll.

At the EGM:

•	every shareholder holding Class A Ordinary Shares present in person (or being a corporation, is present by a duly authorized representative) or by proxy shall have one (1) vote for every fully paid Class A Ordinary Share of which such shareholder is the holder; and

•	every shareholder holding Class B Ordinary Shares present in person (or being a corporation, is present by a duly authorized representative) or by proxy shall have twenty (20) votes for every fully paid Class B Ordinary Share of which such shareholder is the holder.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

How many votes are required to approve the proposals?

Assuming a quorum as referenced above is reached, Proposal No. 1 will be approved as an ordinary resolution under the laws of the Cayman Islands and the Articles of Association of the Company, which means a resolution passed by a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person (or being a corporation, by a duly authorized representative) or by proxy at the EGM.

Proposal No. 2 will be approved as an ordinary resolution under the laws of the Cayman Islands and the Articles of Association of the Company, which means a resolution passed by a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person (or being a corporation, by a duly authorized representative) or by proxy at the EGM.

Proposal No. 3 will be approved as an ordinary resolution under the laws of the Cayman Islands and the Articles of Association of the Company, which means a resolution passed by a simple majority of the votes cast by such shareholders as, being entitled so to do, vote in person (or being a corporation, by a duly authorized representative) or by proxy at the EGM.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the EGM.

How do I vote?

Your shares may only be voted at the EGM if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the EGM, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

•	By Email. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and emailing it according to the email address provided on the enclosed proxy card.

•	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them to the address provided on the enclosed proxy card. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them to the address provided on the voting instruction card.

•	In person at the EGM. Shares held in your name as the shareholder of record may be voted in person at the EGM or at any postponement or adjournment of the EGM. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the EGM, we recommend that you also submit your proxy or voting instructions by email or mail so that your vote will be counted if you later decide not to attend the EGM.

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the EGM. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time but no later than two hours before the commencement of the EGM. Such revocation may be effected by following the instructions for voting on your proxy card. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. Mere attendance at the EGM will not revoke a proxy. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the EGM convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the EGM is postponed or adjourned for any reason, at any subsequent reconvening of the EGM, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the EGM (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous EGM that was postponed or adjourned.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone.

PROPOSAL NO. 1

APPROVAL OF THE PRC BUSINESS DISPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the proposal that the Share Purchase Agreement, dated as of April 3, 2025 (the “SPA”), by and between the Company and Ursalpha Digital Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”), pursuant to which the Company is selling its PRC business to the Purchaser in accordance with the terms and conditions set forth therein, and the consummation of the transactions contemplated by the SPA (collectively, the “Transactions”), in each case of the SPA and the Transactions, subject to amendments and/or additions thereto as a special committee of the Board, composed solely of independent and disinterested directors of the Company (the “Special Committee”), in its absolute discretion and opinion deem appropriate, the signature of any member of the Special Committee on the SPA being due evidence for all purposes of the approval of any such amendment or addition on behalf of the Company, be and are hereby approved, authorized, ratified and confirmed in all respects.

RESOLUTION

At the EGM, an ordinary resolution will be proposed as follows:

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the Share Purchase Agreement, dated as of April 3, 2025 (the “SPA”), by and between the Company and Ursalpha Digital Limited, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”), pursuant to which the Company is selling its PRC business to the Purchaser in accordance with the terms and conditions set forth therein, and the consummation of the transactions contemplated thereunder (collectively, the “Transactions”), which in each case may be subject to such amendments and/or additions thereto as a special committee of the Board, composed solely of independent and disinterested directors of the Company (the “Special Committee”) deem appropriate in its absolute discretion and opinion (and the signature of any member of the Special Committee on the SPA being due evidence of such approval on behalf of the Company), be approved, authorized, ratified and confirmed in all respects.

Proposal No. 1 will be approved if a simple majority of the votes duly cast in person, by authorized representative, or by proxy at the EGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF THE PRC BUSINESS DISPOSAL.

PROPOSAL NO. 2

APPROVAL OF ACTIONS OF SPECIAL COMMITTEE

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the proposal that each member of the Special Committee, be and is hereby authorized to do all things necessary to give effect to the SPA and the consummation of the Transactions.

RESOLUTION

At the EGM, an ordinary resolution will be proposed as follows:

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT each member of the Special Committee, be authorized to do all things necessary to give effect to the SPA, including but not limited to the execution and delivery of the SPA, and the consummation of the Transactions and to effect any amendments or additions thereto as may be approved by the Special Committee in its absolute discretion.

Proposal No. 2 will be approved if a simple majority of the votes duly cast in person, by authorized representative, or by proxy at the EGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF ACTIONS OF SPECIAL COMMITTEE.

PROPOSAL NO. 3

APPROVAL OF ADJOURNMENT OF THE EGM

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, the proposal that the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

RESOLUTION

At the EGM, an ordinary resolution will be proposed as follows:

TO BE RESOLVED AS AN ORDINARY RESOLUTION THAT the extraordinary general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

Proposal No. 3 will be approved if a simple majority of the votes duly cast in person, by authorized representative, or by proxy at the EGM vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF ADJOURNMENT OF THE EGM.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

April 11, 2025

By Order of the Board of Directors, Cango Inc.

/s/ Chi Ming Lee
Chi Ming Lee
Chairman of Special Committee

Annex A

April 2, 2025

The Special Committee of the Board of Directors of Cango Inc.

8F, New Bund Oriental Plaza II, 556 West Haiyang Road

Pudong New Area, Shanghai, People’s Republic of China

Dear Members of the Special Committee:

We understand that Cango Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), proposes to sell the issued and outstanding shares it owns in Cango Group Limited, a company incorporated under the laws of Hong Kong, and Stonebridge Investment First Limited, a company incorporated under the laws of the British Virgin Islands, which collectively own, control and operate, directly or indirectly through their respective subsidiaries, the Company’s existing business in the People’s Republic of China (the “PRC Business”), to Ursalpha Digital Limited, a company incorporated under the Laws of British Virgin Islands (the “Transaction”), with the Final Purchase Price (as such term is defined in the Transaction Agreement) in cash set forth in the draft share purchase agreement listed in Schedule A hereto (the “Transaction Agreement”) (such cash consideration, net of applicable tax as directed by Company management, the “Consideration”). For the purpose of this opinion letter, as directed by Company management, the Final Purchase Price means the Initial Purchase Price (as such term is defined in the Transaction Agreement), plus the aggregate amount of all Quarterly Released Amounts (as such term is defined in the Transaction Agreement), plus the Final Released Amount (as such term is defined in the Transaction Agreement), assuming the full release of such Quarterly Released Amounts and Final Released Amount.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey (China) Limited (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Consideration to be received by the Company in the Transaction pursuant to the Transaction Agreement is fair to the Company from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the draft of the Transaction Agreement, dated March 31, 2025;

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company including a liquidation and wind-down analysis of the PRC Business prepared by management of the Company (including all taxes assumptions, estimated net recovery on provisions for credit losses from existing financing receivables, expected credit recovery from already-written-off financing receivables, and adjustments thereto)(the “Management Wind-Down Analysis”);

The Special Committee of the Board of Directors of Cango Inc.	-2-
April 2, 2025

4.	spoken with certain members of the management of the Company regarding the businesses, operations, financial condition and prospects of the Company, the PRC Business, the Transaction and related matters;

5.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities;

6.	reviewed certificates and/or confirmation emails addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

Company management have advised us, and at your direction we have relied upon and assumed, that (i) the PRC Business has been largely unprofitable in the past few years with limited prospects of turning to profitability in the foreseeable future, (ii) Company management has been strategically rightsizing its auto financing business since 2021 and scaling back its auto trading business since 2023, (iii) as of December 31, 2024, the Company has already wound down the auto trading business and has not originated or facilitated new automotive financing transactions since the end of 2023, and (iv) Company management has no intention to continue operating the PRC Business as a going concern other than serving existing auto financing transactions it originated or facilitated in the past.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Management Wind-Down Analysis (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company or the PRC Business, as applicable and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the PRC Business since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, we express no view as to, and this Opinion does not address, foreign currency exchange risks (if any) associated with the Transaction, the Management Wind-Down Analysis or otherwise.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Transaction Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Transaction Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Transaction Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, including applicable laws, rules and regulations in the United States, the People’s Republic of China and Hong Kong S.A.R., and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the acquisition of any assets of the Company, or otherwise have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Consideration pursuant to the Transaction Agreement will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Transaction Agreement will not differ in any respect from the draft of the Transaction Agreement identified above.

The Special Committee of the Board of Directors of Cango Inc.	-3-
April 2, 2025

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the PRC Business or any other party, nor were we provided with any such appraisal or evaluation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the PRC Business is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the PRC Business is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company, the PRC Business or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

The Special Committee of the Board of Directors of Cango Inc.	-4-
April 2, 2025

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the closing of the Transaction. The Company has agreed to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses the fairness, from a financial point of view, of the Consideration to be received by the Company for the Transaction pursuant to the Transaction Agreement and does not address (a) any consideration to be paid under any other agreement in connection with the transactions contemplated under the Transaction Agreement or (b) any impact (financial or otherwise) on the Company arising out of, as a result of or in connection with the transactions contemplated under the Transaction Agreement. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) how the Committee, the Board, the Company, the PRC Business, any security holder, any other party should act or vote or tender their shares with respect to the Transaction, or (viii) the solvency, creditworthiness or fair value of the PRC Business, or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Company, and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

The Special Committee of the Board of Directors of Cango Inc.	-5-
April 2, 2025

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Company in the Transaction pursuant to the Transaction Agreement is fair to the Company from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey (China) Limited
Houlihan Lokey (China) Limited

The Special Committee of the Board of Directors of Cango Inc.	-6-
April 2, 2025

Schedule A

Transaction Agreement

Share Purchase Agreement by and between Cango Inc. and Ursalpha Digital Limited